Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341


05007730

4 May 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America



MACQUARIE
BANK

SUPPL

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

dlw 5/12

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Johnson
Date of last notice	29 November 2004 but 29 August 2003 re: Macquarie Infrastructure Group (MIG) stapled securities and 12 September 2002 re: Macquarie Global Infrastructure Fund C (GIF C) and Macquarie Global Infrastructure Fund D (GIF D).

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	MIG stapled securities held by Perpetual Custodians Pty Limited as custodian and trustee for the MSJ Superannuation Fund, which is controlled by Mark Johnson and of which Mark Johnson and spouse, Mrs S Johnson, are beneficiaries
Date of change	• 13 February 2004, 13 August 2004 and 10 February 2005 re: MIG stapled securities; • 16 December 2002 re: GIF C; and • 16 December 2002 re: GIF D.
No. of securities held prior to change	MIG stapled securities: • 649,923 held by Perpetual Custodians Pty Limited; and • 157,804 held directly by Mark Johnson 38,837 GIF C units 38,832 GIF D units

G:\CAG\COS\DLEONG\BRD\ASX notices\JOHNSON\mrj ar correction.doc

+ See chapter 19 for defined terms.

Class	• Ordinary MIG stapled securities; • Ordinary GIF C units; and • Ordinary GIF D units
Number acquired	• 15,348 GIF C units acquired on 16 December 2002; • 15,346 GIF D units acquired on 16 December 2002; • 1,804 MIG stapled securities acquired on 13 February 2004; • 1,763 MIG stapled securities acquired on 13 August 2004; and • 325 MIG stapled securities acquired on 10 February 2005.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• $1.3331 per GIF C unit; • $1.3332 per GIF D unit; • $3.281483 per MIG stapled security acquired on 13 February 2004; • $3.393785 per MIG stapled security acquired on 13 August 2004; and • $3.467425 per MIG stapled security acquired on 10 February 2005.
No. of securities held after change	MIG stapled securities: • 649,923 held by Perpetual Custodians Pty Limited; and • 161,696 held directly by Mark Johnson 54,185 GIF C units 54,178 GIF D units
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	MIG stapled securities acquired pursuant to Distribution Reinvestment Plan. GIF C and GIF D acquired via in-specie distribution of units from Macquarie Global Infrastructure Fund A and Macquarie Global Infrastructure Fund B

Part 2 – Change of director's interests in contracts

Detail of new contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	

G:\CAG\COS\DLEONG\BRD\ASX notices\JOHNSON\mrj ar correction.doc

+ See chapter 19 for defined terms.

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 4 May 2005

G:\CAG\COS\DLEONG\BRD\ASX notices\JOHNSON\mrj ar correction.doc

+ See chapter 19 for defined terms.

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To **Macquarie Bank Limited**
ACN/ARSN **008 583 542**

1. Details of substantial holder

Name **Barclays Global Investors Australia Limited ("BGI")** on behalf of the Barclays Group
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder ceased to be a substantial holder on 27 April 2005

The previous notice was given to the company on 18 April 2005

The previous notice was dated 18 April 2005

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interests of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
27/4/05	BGI- *see Annexure A*	Reduction in voting power	Average price $47.98	390,499	0.17%

3. Changes in association

The persons who have becomes associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	See Annexure A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	1/111 Harrington Street, Sydney NSW 2000

Signature

Andrew Kuo
Company Secretary
Barclays Global Investors Australia

Date

This is "Annexure A" of 1 page referred to in Form 605 Notice of ceasing to be a substantial holder

Relevant interest in Macquarie Bank Limited ("MBL") held by BGI.

The list of Barclays entities with relevant interest are as follows:

Barclays Global Investors Japan Ltd
Barclays Global Investors, N.A.
Barclays Global Investors Ltd
Barclays Global Investors Australia Ltd
Barclays Global Investors Japan Trust & Banking
Barclays Capital Securities Ltd
Barclays Global Fund Advisors
Barclays Life Assurance Co Ltd

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in MBL as custodian and for which BGI is either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The *institutional investors are generally superannuation funds regulated under the Superannuation Industry Supervision Act 1993.*

The holding of shares in MBL was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

BGI and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in MBL.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to BGI.

______________________	______________
Andrew Kuo Company Secretary Barclays Global Investors Australia	Date

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter M Kirby
Date of last notice	16 December 2004 but 13 February 2004 re Macquarie Infrastructure Group (MIG) stapled securities.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Bayete Pty Limited is the trustee of the Kirby Superannuation Fund, of which Peter Kirby is a beneficiary
Date of change	10 February 2005
No. of securities held prior to change	• 25,000 MIG stapled securities held directly by Peter Kirby; and • 13,500 MIG stapled securities held by Bayete Pty Limited
Class	MIG stapled securities
Number acquired	4,596 stapled securities
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.467425 per stapled security

G:\CAG\COS\DLEONG\BRD\ASX notices\KIRBY\pmk10022005.doc

+ See chapter 19 for defined terms.

No. of securities held after change	• 29,596 MIG stapled securities held directly by Peter Kirby; and • 13,500 MIG stapled securities held by Bayete Pty Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Units acquired pursuant to Distribution Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

27 April 2005

G:\CAG\COS\DLEONG\BRD\ASX notices\KIRBY\pmk10022005.doc

+ See chapter 19 for defined terms.